KIRKLAND & ELLIS LLP AND AFFILIATED PARTNERSHIPS
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December 7, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention: Mr. Jay Ingram

Re:	Kinetic Concepts, Inc.
KCI USA, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 6, 2012
File No. 333-184233

Dear Mr. Ingram,
This letter is being furnished on behalf of Kinetic Concepts, Inc., a Texas corporation (“Kinetic Concepts, Inc.”), and KCI USA, Inc., a Delaware corporation (“KCI USA, Inc.” and together with Kinetic Concepts, Inc., the “Issuers”) and the Guarantors listed in the Registration Statement (as defined below) (together with the Issuers, the “Registrants”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 19, 2012 to Teresa A. Johnson, Vice President and Interim Chief Financial Officer of Kinetic Concepts, Inc., with respect to the Registrants' Registration Statement on Form S-4 (File No. 333-184233) (the “Registration Statement”) that was filed with the Commission on October 1, 2012, as subsequently amended on November 5, 2012.

The text of the Staff's comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Registrants' response to each of the numbered comments immediately below each numbered comment.
In addition, the Registrants are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Amendment No. 2 has been revised to reflect the Registrants' responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. We have enclosed a courtesy package, which includes (i) four copies of Amendment No. 2, all of which have been marked to show changes from the initial filing of the Registration Statement.
General

1.	Staff's comment: Please file with your next amendment a copy marked to indicate the changes effected in the registration statement by the amendment. Please refer to Securities Act Rule 472(a).

Response: In response to the Staff's comment, the Registrants have filed a copy of Amendment No. 2 that is marked to indicate the changes effected from Amendment No. 1.

2.	Staff's comment: Please provide updated financial statements and related disclosures to comply with Rule 3-12 of Regulation S-X.

Response: In response to the Staff's comment, the Registrants have provided updated financial statements and related disclosures to comply with Rule 3-12 of Regulation S-X.

3.	Staff's comment: Please provide a currently dated, signed auditors' consent with your next amendment.

Response: In response to the Staff's comment, the Registrants have filed a currently dated, signed auditors' consent with Amendment No. 2.
Corporate Organization, page 6

4.
Staff's comment: We note that you have included the KCI Organization Chart in response to comment 14 in our letter dated October 26, 2012. We are unable to locate disclosure identifying KCI USA as an indirect subsidiary of KCI, and disclosure about the nature of the business conducted by KCI USA. Please advise or revise your disclosure accordingly.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 6 of the Registration Statement to identify KCI USA as an     indirect subsidiary of KCI and to describe the nature of the business conducted by KCI USA.

NPWT Products, page 96

5.
Staff's comment: We note your response to comment 35 in our letter dated October 26, 2012 and the supplemental information provided in response to our prior comment. Since your disclosure continues to include a general reference to “an extensive collection of published clinical studies,” please revise to indicate the common sources of these publications and the general timeframe during which the clinical studies were conducted.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 86 of the Registration Statement to include the requested information.
Executive Compensation, page 124

6.
Staff's comment: We note your revised disclosure in response to comment 42 in our letter dated October 26, 2012. Please confirm whether, with respect to Ms. Colleran, the individual multiple was equal to one given that her actual bonus amount remained unchanged following the compensation committee's determination of a bonus amount equal to 80% of target. In addition, please disclose the range of values which may be assigned to the individual multiple, and whether these multiples had any impact in the calculation of the 2011 bonus amount for the other named executive officers.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 115 of the Registration Statement and confirm that Ms. Colleran's individual multiple was 100%. In addition, the Registrants refer to the disclosure on page 115 of the Registration Statement to confirm that the range of values which may be assigned to the individual multiple was 0% to 150%. The actual bonus for each named executive officer is equal to the product of the Target Bonus, the Company Performance Multiplier and the Individual Performance Multiplier. In 2011 the assigned individual multiples were 100% for Ms. Burzik, Mr. Geneau, Ms. Colleran and Mr. Woody and 115% for Mr. Landon. The calculation for each named executive officer's actual bonus is set out in the table on page 116 of the Registration Statement.
Description of Second Lien Exchange Notes, page 166
Guarantees, page 167

7.
Staff's comment: We note your response to comment 48 in our letter dated October 26, 2012. We continue to have concerns that the parent guarantor release provisions are not full and unconditional which may compromise your ability to rely on the exceptions contained in Rule 3-10 of Regulation S-X. So that we may better understand the position set forth in your response, please explain the purpose of the provision that allows for the release of the guarantees of Parent, US Holdco, and Holdings upon the sale of LifeCell and explain in greater detail why you do not believe that the financial unity that is necessary for modified financial reporting under Rule 3‑10 is undermined by the release of the parent guarantees in the event of the sale of LifeCell.

Response: We do not believe the financial unity that is necessary for modified financial reporting under Rule 3-10 is undermined by the Trigger Event structure because the purpose of the Trigger Event structure is to treat the sale of LifeCell or substantially all of its assets and distribution of proceeds therefrom to KCI consistently with the sale of a subsidiary or substantially all its assets.
The intent of Rule 3-10 of Regulation S-X is to allow a consolidating footnote “where full Securities Act and Exchange Act disclosure by both the issuer and the guarantors may not be useful to an investment decision.” SEC Final Rule No. 33-7878. In addition, pursuant to Section 2510.5 of the Financial Reporting Manual of the Division of Corporation Finance, the Staff previously concluded that subsidiary guarantees may be released in customary circumstances, including the sale of a subsidiary or all of its assets.
Under the current corporate structure, LifeCell and KCI are sister companies, together constituting all the material assets of Parent. The inclusion of Parent, US Holdco and Holdings as guarantors ensures holders of the notes have the full benefit of the assets and operations of both KCI and LifeCell within the existing structure of the KCI group. Following a Trigger Event, the guarantees of Parent, US Holdco and Holdings are not necessary to serve that purpose, as all of the material assets of Parent will be held by KCI and its subsidiaries. Therefore, we believe the release of those guarantees following a Trigger Event is analogous to the release of a subsidiary guarantee. In considering this analysis, it is important to note there are two distinct parts to the definition of a Trigger Event, both of which are important to reach the conclusion that a Trigger Event is analogous to the sale of a subsidiary. First, there must be a disposition of LifeCell and/or substantially all of its assets (which would include a restructuring of the KCI group which results in LifeCell becoming a subsidiary of KCI). Second, all of the proceeds from such disposition must be contributed to KCI, subject to certain limited exceptions. Thus, following the occurrence of a Trigger Event this contribution of assets renders it unnecessary for noteholders to receive the benefit of guarantees from Parent, US Holdco and Holdings to ensure they receive the benefits of any such disposition of LifeCell. The KCI group's use of the proceeds from such a sale which resulted in a Trigger Event would still be governed by the terms of the Indenture following the release of Parent, US Holdco and Holdings from their guarantee.
We believe the structure providing for the release of the guarantees of Parent, US Holdco and Holdings upon the occurrence of a disposition of LifeCell and the contribution of the proceeds from such disposition to KCI is consistent with the release of a subsidiary guarantee when the subsidiary is sold because the noteholders would continue to benefit from the assets received by the KCI group in a sale of LifeCell. Thus, we do not believe the financial unity that is necessary for modified financial reporting under Rule 3-10 is undermined by the release of the parent guarantees in the event of the sale of LifeCell because the sale of a subsidiary or substantially all its assets would generally not preclude the use of a consolidating footnote and noteholders and other investors would not benefit from the additional disclosure required by full Securities Act and Exchange Act disclosure by both the issuer and the guarantors.
Release of Liens, page 170

8.	Staff's comment: We reissue in part comment 49 of our letter dated October 26, 2012. Please revise to include the disclosure contained in the first bullet point of our prior comment.

Response: There are no subsidiaries that have capital stock collateralizing the secured notes which equals 20% or more of the principal amount of the secured notes.  Such securities are excluded from the collateral pool to the extent the inclusion would cause any subsidiary to file separate financial statements pursuant to Article 3-16 of Regulation S-X.
Note 16 - Guarantor Condensed Consolidating Financial Statements, page F-52
Note 8 - Guarantor Condensed Consolidating Financial Statements, page F-84

9.	Staff's comment: We note your response to comment 51 in our letter dated October 26, 2012. Please revise the notes to your financial statements to address the following:

•
clarify, if true, that the guarantor subsidiaries are “100% owned” as required by Rule 3-10 of Regulation S-X, since the terms “wholly-owned” and “100% owned” have different definitions in Regulation S-X; and

•	do not characterize the subsidiary guarantees as full and unconditional without disclosure describing any qualifications to the subsidiary guarantees, including the customary release provisions.

Response: In response to the Staff's comment, the Registrants have revised the disclosure in the Registration Statement to reflect the guarantor subsidiaries are 100% owned by the Registrants. The Company also acknowledges the Staff's comment regarding subsidiary guarantees and has revised the disclosure on pages F-52 and F-85 of the Registration Statement.
We hope that the foregoing has been responsive to the Staff's comments. If you have any questions related to this letter, please contact me at (212) 446-4746 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,
/s/ Michael Kim
Michael Kim, Esq

cc:	Teresa A. Johnson
Vice President, Interim Chief Financial Officer
Kinetic Concepts, Inc.